UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 0-12185

NGAS Resources, Inc.
(Exact name of registrant as specified in its charter)

Province of British Columbia	Not Applicable
(State or other jurisdiction of	(I.R.S Employer
incorporation or organization)	Identification No.)

120 Prosperous Place, Suite 201
Lexington, Kentucky 40509	(859) 263-3948
(Address of Principal Executive Offices)	(Telephone Number)
Common Stock
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 1
Pursuant to the requirements of the Securities Act of 1934, NGAS Resources, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NGAS Resources, Inc.
Date: April 25, 2011	By:	/s/ Ronald D. Ormand
Ronald D. Ormand
Chief Financial Officer